Blackstone Alternative Asset Management L.P. (“BAAM”)

Blackstone Strategic Alliance Advisors L.L.C. (“BSAA”)

Blackstone Alternative Solutions L.L.C. (“BAS”)

Blackstone Strategic Capital Advisors L.L.C. (“BSCA”)*

Blackstone Alternative Investment Advisors L.L.C. (“BAIA”)

Proxy Voting Policies and Procedures

August 2018

This information contained below is NOT intended to provide a summary of the proxy voting policies and procedures for the publicly offered funds managed by BAIA. Please refer to the Compliance Manuals for these funds for a summary of their proxy voting policies and procedures.

These policies and procedures are a supplement to, and form a part of, the Advisor’s Supplemental Policies and Procedures Manual.

I.	Policy

When BAAM, BSAA, BAS, BSCA or BAIA (each an “Advisor”) has discretion to vote the proxies of its clients, including, without limitation, the private investment funds and accounts managed by the Advisor (the “Clients”), in the absence of specific voting guidelines from a Client, the Advisor will vote proxies in the best interests of the Client as determined in the Advisor’s reasonable discretion and in accordance with these policies and procedures.

The Advisor may elect not to vote certain routine proxies where the Advisor determines that doing so would be unduly burdensome.

II.	Proxy Voting Procedures for Multi-Manager Funds

In the context of an Advisor managing multi-manager funds and accounts (as opposed to direct trading programs), proxies typically arise in the context of requests for consent or other votes requested by underlying hedge fund managers. All proxies received by the Advisor will be sent to the HFS Legal and Compliance Team (“HFS L&C”), which is responsible for monitoring and documenting the proxy voting process. The HFS L&C will typically:

(1) Deliver a summary of the proposed consents/votes to the relevant Manager Team members (See Appendix A), who will determine the appropriate course of action. This summary will include a list of Clients that invest in the underlying fund in question and the date by which the Advisor must vote the proxy.

(2) Complete the consent form provided by the underlying manager and prepare it for execution by the appropriate authorized signatory. All proxies will be returned to the custodian, if the Client utilizes a custodian, or directly to the underlying manager.

(3) As necessary, update HedgeHog (proprietary software) with the appropriate information.

*	Includes relying adviser BSCA Advisors L.L.C. (“BSCAA”).

These Proxy Voting Policies and Procedures serve as guidelines; deviations are made as necessary to accommodate specific facts and circumstances. These policies and procedures are subject to change.

III.	Proxy Voting Procedures for Direct Trading Programs

In the context of an Advisor engaged in direct trading (i.e., BAAM, BAS, BAIA), the Advisor has engaged the services of Institutional Shareholder Services, Inc. (“ISS”) to make recommendations to the Advisor on the voting of proxies related to securities held by the Advisor’s Clients. ISS provides voting recommendations based on established guidelines and practices.

The Advisor generally will vote proxies in accordance with ISS’s recommendations. However, the Advisor may decide not vote in accordance with the ISS recommendations if it believes that the specific ISS recommendation is not in the best interests of the Advisor’s Clients. In addition, if a conflict of interest arises between ISS and a company subject to a proxy vote, the Advisor generally will vote the proxy without considering the analyses of ISS and will consider the recommendation of the company and what the Advisor believes to be in the best interests of the Client.

The Advisor will rely upon ISS to maintain records of the following with respect to each proxy vote:

•	The Issuer’s name;

•	The security’s ticker symbol or CUSIP, as applicable;

•	The shareholder meeting date;

•	The number of shares that XYZ voted;

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the Issuer or a security-holder;

•	Whether the Advisor cast a vote;

•	How the Advisor cast its vote (for the proposal, against the proposal, or abstain); and

•	Whether the Advisor cast its vote with or against management.

IV.	Conflicts of Interest

The Advisor will endeavor to identify any conflicts that exist between the interests of the Advisor and its Clients. If a material conflict exists, the Advisor will determine the appropriate course of action.

V.	Disclosure

The Advisor will disclose in each Client’s Confidential Offering Memorandum (or other applicable offering document) that investors, by written request, may obtain a copy of these policies and procedures and may review in the Advisor’s offices information on how the Advisor voted proxies relating to the Client’s portfolio. Such information will include, with respect to each voted proxy, (1) the name of the issuer; (2) the proposal voted upon; and (3) how the Advisor voted the proxy. Similar disclosures and practices will be followed for Clients which are not funds.

VI.	Class Actions

When a Client is eligible to participate in a class action and the Advisor has engaged the services of ISS, the Advisor will determine if it is in the best interests of the Client to participate in, or opt of out, the class action and will advise ISS accordingly. If the Advisor elects for the Client to participate, ISS typically will be compensated on a contingency fee basis.

These Proxy Voting Policies and Procedures serve as guidelines; deviations are made as necessary to accommodate specific facts and circumstances. These policies and procedures are subject to change.

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When a Client is eligible to participate in a class action and the Advisor has not engaged the services of ISS, the Advisor will determine if it is in the best interests of the Client to participate in, or opt out of, the class action, subject to any specific terms set forth in the Client’s constituent documents.

VII.	Records

The Advisor shall maintain records relating to each proxy, including (i) a copy of the proxy; (ii) the voting decision with regard to the proxy; (iii) any documents created by the Advisor, or others, that were material to the voting decision; (iv) a record of each written request from an investor for proxy voting information; and (v) the Advisor’s written response to any such request (oral or written). Such records shall be maintained by the HFS L&C in the Advisors’ offices for two years and for an additional three years in an easily accessible place.

As noted in Section III above, such records will be maintained by ISS for the Advisors’ direct trading programs.

VIII.	Stock Lending

Where a Client holds publicly traded securities, the Client’s securities may be borrowed, hypothecated, rehypothecated or pledged by the Client’s custodian on the record date for determining eligibility to vote a proxy. In such case, the Client typically will not be eligible to vote the securities. The Advisor does not believe it is necessary or practical to insist that the custodians “lock up” the Client’s securities at all times (i.e., not allow the Client’s securities to be borrowed, hypothecated, rehypothecated or pledged). However, the Advisor may request that the custodian “lock up” the Client’s securities on a record date if the vote in question is material to the Client’s investments.

These Proxy Voting Policies and Procedures serve as guidelines; deviations are made as necessary to accommodate specific facts and circumstances. These policies and procedures are subject to change.

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Appendix A

Manager Team Members

BPS	BAS	Ventures
Primary: Bill Burt	Primary: Robert McEwan	Primary: Mattia McDonough
Secondary: Jay Sliger	Secondary: Bob Jordan	Secondary: Alex Tsirkin

These Proxy Voting Policies and Procedures serve as guidelines; deviations are made as necessary to accommodate specific facts and circumstances. These policies and procedures are subject to change.

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